Cyber Apps World, Inc.

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

Email: info@cyberappsworld.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: Cyber Apps World, Inc. (the "Company") Request for Withdrawal on Form RW for Offering Circular on Form 1-A (File No. 02411199)

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Offering Circular on Form 1-A/A (File No. 024-11291) on Form 1-A submitted to the Securities and Exchange Commission (the “Commission”) on February 16, 2021 (the “Offering Circular”).

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Offering Circular, which has not been declared qualified, because the Company had intended to file a post-qualification amendment to its original Form 1-A filing rather than an amendment to its original Form 1-A submission.  Since the Offering Circular was not declared qualified by the Commission, no securities as described in the Offering Circular were sold.

Yours truly,

/s/ Mohamed Irfan Rafimiya Kazi

Mohamed Irfan Rafimiya Kazi, President and C.E.O.

Cyber Apps World, Inc.